FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) May 2010

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 7, 2010

BY:

Chris Robbins

It’s       Vice President

(Title)

**A print-friendly version has been included**

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

June 7, 2010

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOURCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

May 7, 2010

Anglo Swiss Resources’ Litigation Dismissed

IMMEDIATE RELEASE

Vancouver, British Columbia.

May 7,  2010

TSX Venture: ASW

9:00 am EST

OTCBB: ASWRF

Frankfurt: AMO

Anglo Swiss Resources Inc. is pleased to confirm that all outstanding claims made by parties to an Option Joint Venture Agreement dated September 5, 2002 have been resolved. The former optionees have released all claims and consented to dismissal of their actions. Consent Dismissal Orders dismissing the actions have been entered with the Court.

Len Danard, President and CEO remarks, “ We are very pleased to have concluded this issue on the Kenville Mine property which is our most advanced mining project in the newly assembled 150 square kilometer Nelson Mining Camp. The Nelson Camp has never been subjected to a large-scale exploration program utilizing modern techniques. We have recently completed an airborne magnetic and electromagnetic survey and have identified two separate significant anomalous conductive features striking in excess of 3km. We are awaiting our drill permits as we advance towards our goal of defining a gold-enriched poly-metallic discovery and bringing a new major discovery to this historically mineral rich area of British Columbia.”

The 2010 exploration programs are designed to systematically test the potential of numerous gold, silver and poly-metallic targets over a newly consolidated land package by placing exploration data from a historical mining district into a modern framework.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 150 square kilometer Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp is situated along the Silver King Regional Shear Zone striking for approximately 10 kilometers. The Silver King Shear is the host to numerous, historical gold, silver and poly-metallic mines in southeastern British Columbia including Anglo Swiss’ 100% owned Kenville Gold Mine. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel:  (604) 683-0484
Fax:  (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release.  Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.

May 19, 2010

ANGLO SWISS RESOURCES INC. OPTIONS MAMMOTH COPPER-GOLD PROPERTY

IMMEDIATE RELEASE

Vancouver, British Columbia.

May 19, 2010

TSX Venture: ASW

9am EST

OTCBB: ASWRF

Frankfurt: AMO

Anglo Swiss Resource Inc. has entered into an Option to Purchase Agreement with 4 individuals wherein Anglo Swiss may acquire a 100% interest in the Mammoth Copper-Gold property, subject to regulatory approvals.

The Mammoth Copper-Gold Property consists of 4 contiguous staked mineral claims covering 210 hectares.  Consideration from Anglo Swiss consists of payments totaling $34,000 plus 180,000 Anglo Swiss common shares by the 3rd anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 3% net smelter return, Anglo Swiss may at any time purchase the Royalty Interest for $500,000.

The Company has also staked 1136.43 hectares of contiguous mineral claims to the Mammoth Copper-Gold property increasing the Nelson Mining Camp to over 16,000 hectares or 160 square kilometers. The Mammoth Copper-Gold Property is situated on the southeastern borders of Anglo Swiss’ Nelson Mining Camp.

Historical, non NI 43-101 compliant results from the Mammoth property include 21.95 m of 0.627% Cu intersected in drill core (1972) and high grade gold values of up to 0.94 oz/T returned from quartz-arsenopyrite stringers exposed in trenches.

This acquisition was a result of the recently completed Aeroquest Aerotem III survey and geological compilation on the Nelson Mining Camp project.  A total of 1,749 line km were flown and preliminary interpretation defined a strong conductive zone within the Company’s newly acquired claim group through the Mammoth Copper-Gold property to the south. The Aeroquest survey interpretation has defined three strong conductive zones named Silver Lynx, Gold Hill and Mammoth. Drilling is expected to start immediately upon the Company receiving its initial drill permits.

The 2010 exploration programs are designed to systematically test the potential of numerous gold, silver and poly-metallic targets over this newly consolidated land package by placing exploration data from a historical mining district into a modern framework.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 160 square kilometer Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp is situated along the Silver King Regional Shear Zone striking for over 10 kilometers. The Silver King Shear is the host to numerous, historical gold, silver and poly-metallic mines in southeastern British Columbia including Anglo Swiss’ 100% owned Kenville Gold Mine. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel:  (604) 683-0484
Fax:  (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release.  Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.

May 25, 2010

ANGLO SWISS RESOURCES INC. COMPLETES 2010 EXPLORATION TARGETING AND GEOLOGICAL COMPILATION ON THE NELSON MINING CAMP

IMMEDIATE RELEASE

Vancouver, British Columbia

May 25, 2010

TSX Venture: ASW

9am EST

OTCBB: ASWRF

Frankfurt: AMO

Anglo Swiss Resources Inc. is pleased to announce that it has completed a geological and geochemical compilation over 16,000 hectares of its Nelson Mining Camp (“NMC”) in southeastern British Columbia (see April 6th press release).

Equity Exploration Consultants Ltd. (“Equity”) has reviewed over 180 publically available or internal company reports resulting in the extraction of approximately 6000 geochemical data points, information on 87 diamond drill holes and property scale mapping. These data cover a significant portion of the NMC and have delineated numerous prospective targets and provided a head start in the exploration of this large land package. The Nelson Mining Camp is host to numerous past producing gold, silver and copper mines and decades of prospecting and sampling which is now compiled under common ownership by Anglo Swiss Resources.

Len Danard, President and CEO remarks “We are very optimistic with respect to the results from the data compilation. Combined with the new airborne geophysical data the geological and geochemical data provides a robust data set that we have used to build our aggressive 2010 exploration program. The combined results from both sets of data will optimize the most expensive part of the exploration program which is drilling.”

The 2010 exploration programs are being designed to systematically test the depth potential of numerous gold, silver and poly-metallic targets over a newly consolidated land package by placing exploration data from a historical mining district into a modern framework.

Drilling is expected to start immediately upon the Company receiving its initial drill permits.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 160 square kilometer Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp is situated along the Silver King Regional Shear Zone striking for over 10 kilometers. The Silver King Shear is the host to numerous, historical gold, silver and poly-metallic mines in southeastern British Columbia including Anglo Swiss’ 100% owned Kenville Gold Mine. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel:  (604) 683-0484
Fax:  (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release.  Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.

May 27, 2010

ANGLO SWISS RESOURCES INC. COMPLETES AIRBORNE SURVEY AND IDENTIFIES 3 MAJOR CONDUCTIVE ZONES ON THE NELSON MINING CAMP

IMMEDIATE RELEASE

Vancouver, British Columbia.

May 27, 2010

TSX Venture: ASW

9am EST

OTCBB: ASWRF

Frankfurt: AMO

Anglo Swiss Resources Inc. is pleased to announce that it has completed an Aeroquest Aerotem III survey on its’ Nelson Mining Camp project.  A total of 1749 line km was flown and preliminary interpretation has three areas of high conductivity now referred to as the Silver Lynx, Gold Hill and Mammoth zones.

The Silver Lynx zone is a northwest trending system of isolated conductive bodies that extends for approximately 6km, and contains three groupings of conductors.  At its’ southeast end 5 isolated conductors have been defined approximately 600m from the Silver Lynx showing. This “VMS-style” showing consists of pyrrhotite, sphalerite, galena and chalcopyrite mineralization associated with a felsic volcanic unit.  The other two groups of conductors on the Silver Lynx zone are new targets with five conductive bodies near the center and four conductive bodies near the northwest end.

The Gold Hill zone consists of a northwest trending conductor with a strike length of approximately 4.2 km. The Gold Hill zone is in close proximity with several gold-silver prospects occurring along the length of the anomaly including the past producing Gold Hill mine near the center and the May & Jennie prospect at the northern end.

The Mammoth zone consists of a 1.4 km long by 1 km wide area that contains four separate north-northeast trending conductive bodies that are unbounded to the north. The Mammoth prospect located approximately 850 meters to the north, has previously been the focus of limited gold-copper porphyry exploration.

Anglo Swiss is planning an aggressive summer exploration program to investigate these anomalies consisting of a major drilling program of approximately 7500 meters. Drilling is expected to start immediately upon the Company receiving its initial drill permits. Further prospecting, mapping, soil sampling and ground geophysics in areas of interest outside of the known conductive zones will commence on June 1, 2010.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 160 square kilometer Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp is situated along the Silver King Regional Shear Zone extending over 10 kilometers. The Silver King Shear is the host to numerous, historical gold, silver and poly-metallic mines in south-eastern British Columbia including Anglo Swiss’ 100% owned Kenville Gold Mine. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel:  (604) 683-0484
Fax:  (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release.  Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.

May 28, 2010

Anglo Swiss Resources Announces Results of AGM and Corporate Update

IMMEDIATE RELEASE

Vancouver, British Columbia.

May 28, 2010

TSX Venture: ASW

OTCBB: ASWRF

Frankfurt: AMO

Anglo Swiss Resources Inc. is pleased to announce the results of the Annual and Special General Meeting (the “Meeting”) of its shareholders held earlier today in Vancouver, BC.

All directors proposed by management were elected to the Board.  The Board would like to thank the Anglo Swiss shareholders for such a strong level of support. The Board members for the ensuing year will consist of Len Danard, President & CEO, Chris Robbins, Vice President, Leroy Wolbaum and Tom Obradovich.

All other agenda items were approved by shareholders at the Meeting.

Aside from his other duties, Mr. Robbins has assumed the role of corporate secretary following the resignation by Brian Canfield from this position after the Meeting.

The Company has also applied to the TSX Venture Exchange for approval of the issuance of 600,000 common shares (the “Settlement Shares”), collectively, to the shareholders of four private British Columbia companies in return for the complete ownership of these companies and final settlement of litigation relating to an Option Joint Venture Agreement dated September 5, 2002 respecting the Company’s 100% owned Kenville Mine Property (see the Anglo Swiss news release dated May 7, 2010).  These shares are subject to a four month hold period.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 160 square kilometer Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp is situated along the Silver King Regional Shear Zone striking for over 10 kilometers. The Silver King Shear is the host to numerous, historical gold, silver and poly-metallic mines in southeastern British Columbia including Anglo Swiss’ 100% owned Kenville Gold Mine. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel:  (604) 683-0484
Fax:  (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release.  Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.